UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2020

Commission File Number 001-37928

ChipMOS TECHNOLOGIES INC.

(Translation of Registrant’s Name Into English)

No. 1, R&D Rd. 1, Hsinchu Science Park

Hsinchu, Taiwan

Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: June 9, 2020	ChipMOS TECHNOLOGIES INC.
(Registrant)

	By:	/S/ S. J. Cheng
	Name:	S. J. Cheng
	Title:	Chairman & President

Hsinchu, Taiwan, June 9, 2020 — On June 9, 2020, ChipMOS TECHNOLOGIES INC. (the “Company”) (Taiwan Stock Exchange: 8150 and NASDAQ: IMOS) held an annual general meeting of shareholders (the “Annual General Meeting” or “AGM”), at which time the following matters were resolved and public announcements were made in Taiwan regarding such resolutions:

(1)	Ratification of the Company’s business report and consolidated and non-consolidated financial statements of fiscal year 2019;

(2)	Approval of earnings distribution plan of fiscal year 2019;

(3)	Approval of amendments to the Company’s Articles of Incorporation;

(4)	Approval of amendments to Rules of Procedure for Shareholders’ Meeting;

(5)	Approval of amendments to Rules for Election of Directors and Independent Directors; and

(6)	Approval of release the Board of Directors from non-competition restriction under Article 209 of Taiwan’s Company Act.

For each of the matters (1) to (6), the resolutions approved were those previously proposed by the Board of Directors to shareholders in the 2020 Annual Shareholders’ Meeting Handbook. A copy of the handbook is attached as Exhibit 99.4 to the Company’s Form 6-K (File No. 001-37928) filed with the U.S. Securities and Exchange Commission on May 8, 2020.

On matter (6), under Article 209 of Taiwan’s Company Act, a director who engages in business on behalf of another person that is within the scope of the Company’s business shall explain at the shareholders’ meeting the essential contents of such an act and obtain approval at the shareholders’ meeting. The Annual General Meeting resolved that the non-compete restriction on director Bright Yeh (representative, Siliconware Precision Industries Co., Ltd.) be released in accordance with Article 209 of Taiwan’s Company Act. This was be approved by a majority of the voting shares at the AGM attended by shareholders representing at least two-thirds of the voting shares of the Company. The Company also announced the competing activities carried out by the director in Mainland China area, as required by public announcement regulations in Taiwan: It was announced that Bright Yeh (representative, Siliconware Precision Industries Co., Ltd.) will concurrently serve as a director of Siliconware Technology (SuZhou) Limited (“Siliconware SuZhou”), which engages in assembly and testing services. Siliconware SuZhou locates at No. 288, Feng Li Street, SuZhou Industrial Park, SuZhou City, China. Siliconware Precision Industries Co., Ltd. invested an aggregate amount of US$159.6 million in Siliconware SuZhou, representing 100% of Siliconware SuZhou’s share capital.